Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Post-Effective Amendment No. 3 to the Registration Statement (Form S-3 No. 333-190925) and related Prospectus of Booz Allen Hamilton Holding Corporation for the registration of 12,000,000 shares of its common stock and to the incorporation by reference therein of our reports dated May 22, 2014, with respect to the consolidated financial statements of Booz Allen Hamilton Holding Corporation, and the effectiveness of internal control over financial reporting of Booz Allen Hamilton Holding Corporation, included in its Annual Report (Form 10-K) for the year ended March 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia

February 2, 2015